July 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh Lynn Dicker Conlon Danberg Christine Westbrook

Re:	Yubo International Biotech Limited Amendment No. 7 to Registration Statement on Form S-1 Filed June 10, 2022 File No. 333-255805

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 7 to Registration Statement on Form S-1, filed with the Commission on June 10, 2022 (Amendment No. 7”), as set forth in your letter dated June 28, 2022 addressed to Mr. Jun Wang, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently submitting to the Commission via EDGAR Amendment No. 8 to the Registration Statement on Form S-1 (“Amendment No. 8”), which includes changes that reflect responses to the Staff’s comments and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 7, and page references in the Company’s responses refer to Amendment No. 8.

Amendment No. 7 to Form S-1 Filed June 10, 2022

Prospectus Summary, page 1

1.

 We note your response to prior comment 5 that you did not seek advice from PRC legal counsel in making the determination whether permissions related to the CAC and the CSRC’s Overseas Listing Regulations were required and re-issue the comment in part. Please revise the disclosure in the prospectus to expressly state that you did not rely on the advice of counsel in making this determination and include an explanation as to why you did not obtain the advice of counsel with respect to such determination.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■  Los Angeles, CA 90067 ■  Tel 310.586.7700  ■  Fax 310.586.7800

U.S. Securities and Exchange Commission

July 8, 2022

Response to Comment No. 1:

The Company has revised the disclosure on the prospectus cover page and pages 7 and 9, as well as the two risk factors on pages 18 and 28, to expressly state that the Company did not rely on the advice of PRC legal counsel in making the determination in regards to the permission requirements from the CSRC, the CAC, or other PRC governmental agency, together with an explanation as to why the Company did not obtain the advice of counsel with respect to such determination.

Risk Factors

You may experience difficulties in effecting service of legal process, enforcing foreign judgments..., page 20

2.

We note your revised disclosure in response to prior comment 9 and re-issue the comment. Please expand on your risk factor to note that the fact that many of your senior executive officers and directors reside within China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

Response to Comment No. 2:

The Company has expanded the risk factor disclosure on page 20 in response to the Staff’s comments.

 _________________________

We thank the Staff for its review and consideration of the Company’s Amendment No. 8 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely, /s/ Barbara A. Jones Barbara A. Jones, Esq.

cc:	Jun Wang, Chief Executive Officer, Yubo International Biotech Limited Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP